EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings (loss) per share
For the three and nine months ended October 31, 2007 and 2006

	Three Months		Nine Months
	2007	2006	2007	2006
Net earnings (loss)	$3,231	$(334,350)	$(1,511,385)	$(199,501)

Average shares outstanding	9,245,320	9,211,399	9,227,526	9,190,028
Stock options & purchase plan:
Total options & purchase plan shares	361,683	—	—	—
Warrants assumed converted	—	—	—	—
Assumed treasury stock buyback	(245,814)	—	—	—
Convertible redeemable preferred stock assumed converted	—	—	—	—

Number of shares used in per common share computation	9,361,189	9,211,399	9,227,526	9,190,028

Basic net earnings (loss) per share of common stock	$0.00	$(0.04)	$(0.16)	$(0.02)

Diluted net earnings (loss) per share of common stock	$0.00	$(0.04)	$(0.16)	$(0.02)

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